SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 13)*

ALICO, INC.

(Name of Issuer)

Common Stock, par value $1.00 per share

(Title of Class of Securities)

016230 10-4

(CUSIP Number)

JD Alexander
Atlantic Blue Group, Inc.
122 East Tillman Avenue
P.O. Box 1318
Lake Wales, Florida 33853
Telephone: (863) 679-9595

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

Copy to:
Charles W. Mulaney, Jr., Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
155 North Wacker Drive
Chicago, Illinois 60606
Telephone: (312) 407-0700

December 3, 2009

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are sent.

(Continued on following pages)
(Page 1 of 8 Pages)
______________

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 016230 10-4	13D	Page 2 of 8 Pages

1		NAME OF REPORTING PERSON ATLANTIC BLUE GROUP, INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS OO, BK, WC
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS ☐ REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6		CITIZENSHIP OR PLACE OF ORGANIZATION FL
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,725,457 (See Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,725,457 (See Item 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,725,457 (See Item 5)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 50.6% (See Item 5)
14		TYPE OF REPORTING PERSON CO

CUSIP No. 016230 10-4	13D	Page 3 of 8 Pages

1		NAME OF REPORTING PERSON ALICO HOLDING, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS OO, BK, WC
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS ☐ REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6		CITIZENSHIP OR PLACE OF ORGANIZATION NV
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,725,457 (See Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,725,457 (See Item 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,725,457 (See Item 5)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 50.6% (See Item 5)
14		TYPE OF REPORTING PERSON OO

CUSIP No. 016230 10-4	13D	Page 4 of 8 Pages

This Amendment No. 13 (this “Amendment No. 13”) amends and supplements the Schedule 13D originally filed with the Securities and Exchange Commission on March 2, 2004 (the “Schedule 13D”), by Atlantic Blue Group, Inc., f/k/a Atlantic Blue Trust, Inc., a Florida corporation (“ABG”), and Alico Holding, LLC, a Nevada limited liability company (“Holding”), as such original filing was amended and supplemented by Amendment No. 1, filed on August 26, 2004; Amendment No. 2, filed on October 15, 2004; Amendment No. 3, filed on December 22, 2004; Amendment No. 4, filed on February 3, 2005; Amendment No. 5, filed on March 22, 2005; Amendment No. 6, filed on May 4, 2006; Amendment No. 7, filed on May 18, 2006; Amendment No. 8, filed on October 5, 2006; Amendment No. 9, filed on July 31, 2008; Amendment No. 10, filed on October 1, 2008; Amendment No. 11, filed on January 20, 2009 and Amendment No. 12, filed on February 13, 2009 (as amended, the “Schedule 13D”). Except as indicated in this Amendment No. 13, all other information set forth in the Schedule 13D remains unchanged and capitalized terms used herein which are not defined herein have the meanings set forth in the Schedule 13D.

Item 2.  Identity and Background.

The second paragraph of Item 2 is amended and restated in its entirety as follows:

(a) – (c), (f) The name and place of organization of each Reporting Person is herein incorporated by reference to the responses to Items 1 and 6 on the cover page provided for each respective Reporting Person. The name, address and principal occupation, as applicable, of each director or executive officer of each Reporting Person (each, a “Disclosed Party” and collectively, the “Disclosed Parties”) is set forth on Schedules 2-A and 2-B hereto. To the knowledge of the Reporting Persons, each of the Disclosed Parties is a citizen of the United States of America.

Item 4.  Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following paragraph at the end of Item 4:

ABG has issued a letter to the Issuer’s Board of Directors, dated December 3, 2009, which sets forth certain commitments ABG has made with respect to certain corporate governance standards and practices. A copy of the letter is attached hereto as exhibit 99.15 and incorporated herein by reference.

Item 5.  Interest in Securities of the Issuer.

               Subsections (a), (b), and (c) of Item 5 of the Schedule 13D are hereby amended and restated in their entirety as follows:

(a) According to the Issuer’s quarterly report on Form 10-Q for the fiscal period ended June 30, 2009, as filed with the Securities and Exchange Commission on August 10, 2009, there were 7,370,043 shares of Common Stock issued and outstanding as of August 2, 2009. As of December 4, 2009, the Reporting Persons beneficially own, directly or indirectly, an aggregate of 3,725,457 shares of Common Stock (representing approximately 50.6% of the outstanding shares of Common Stock), all of which are directly owned by Holding.

Except as described below, to the knowledge of the Reporting Persons, no Disclosed Party beneficially owns any shares of Common Stock.  Based on information provided by the applicable Disclosed Party:

JD Alexander, the President and Chief Executive Officer of ABG and a director of ABG and the Issuer, beneficially owns 2,141 shares of Common Stock (representing less than 0.1% of the outstanding shares of Common Stock);

Page 5 of 8 Pages

Baxter Troutman, a director of ABG, beneficially owns 600 shares of Common Stock (representing less than 0.1% of the outstanding shares of Common Stock);

Robert Viguet, a director of ABG and the Issuer, beneficially owns 5,255 shares of Common Stock (representing less than 0.1% of the outstanding shares of Common Stock); and

Laura Grace Alexander, a director of ABG, beneficially owns 100 shares of Common Stock (representing less than 0.1% of the outstanding shares of Common Stock).

(b) The Reporting Persons possess shared power to direct the voting and disposition of the shares of Common Stock held in the aggregated thereby.

JD Alexander, the President and Chief Executive Officer of ABG and a director of ABG and the Issuer, has sole power to direct the voting and disposition of the 2,141 shares of Common Stock that he holds;

Baxter Troutman, a director of ABG, has sole power to direct the voting and disposition of the 600 shares of Common Stock that he holds;

Robert Viguet, a director of ABG and the Issuer, has sole power to direct the voting and disposition of the 5,255 shares of Common Stock that he holds; and

Laura Grace Alexander, a director of ABG, has sole power to direct the voting and disposition of the 100 shares of Common Stock that she holds.

 (c) Except as described below, to the knowledge of the Reporting Persons, no Disclosed Person has engaged in any transactions in Common Stock during the past 60 days:

On October 9, 2009, JD Alexander, the President and Chief Executive Officer of ABG and a director of ABG and the Issuer, received an award of 447 shares of Common Stock at $30.18 per share representing fees for service as a director of the Issuer.

On October 9, 2009, Robert Viguet, a director of ABG and the Issuer, received an award of 447 shares of Common Stock at $30.18 per share representing fees for service as a director of the Issuer.

Item 7.  Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended and supplemented by adding the following item at the end of Item 7:

99.15	Letter to Board of Directors of Alico, Inc., dated December 3, 2009.

Page 6 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 4, 2009

ATLANTIC BLUE GROUP, INC.

By:	/s/ JD Alexander
Name: JD Alexander
Title: President and Chief Executive Officer

ALICO HOLDING, LLC

By:	/s/ JD Alexander
Name: JD Alexander
Title: Manager

Page 7 of 8 Pages

SCHEDULE 2-A

ATLANTIC BLUE GROUP, INC.

Directors and Executive Officers

The name, present principal occupation, and business address of each director and executive officer of Atlantic Blue Group, Inc. are set forth below.
Name	Principal Occupation	Business Address
JD Alexander	President of Atlantic Blue Group, Inc.	122 East Tillman Avenue, P.O. Box 1318, Lake Wales, Florida 33853
Laura Grace Alexander	Educator	122 East Tillman Avenue, P.O. Box 1318, Lake Wales, Florida 33853
Wayne Britt	Retiree and former Chief Executive Officer of Tyson Foods, Inc.	2669 N. Sherwood Lane, Fayetteville, Arkansas 72703
Luke Clark	London Projects Manager of an Educational Non-Profit Organization	116 St. Lawrence Avenue, Worthing, West Sussex, BN 147JL England
J. Andrew Kerner	Former Executive Vice President of Centex Corporation and employee of Texas Habitat for Humanity and Affordable Housing Partners	4514 Travis Street, Suite 350, Dallas, Texas 75205
Mike J. Lafitte	President of Institutional & Corporate Services at CB Richard Ellis Group, Inc.	2001 Ross Avenue, Suite 3400, Dallas, Texas 75201
Nancy Linnan	Managing Shareholder of Carlton Fields, P.A.	215 S. Monroe Street, Suite 500 Tallahassee, Florida 32301
Byron G. Matteson	Former Manager at Labor Solutions, Inc.	122 East Tillman Avenue, P.O. Box 1318, Lake Wales, Florida 33853
Baxter Troutman	Chief Executive Officer of Labor Solutions, Inc.	212 SE 1st Street, Winter Haven, Florida 33884
Robert Viguet	Partner of Thompson & Knight LLP	333 Clay Street, Suite 3300 Houston, Texas 77002
Ben R. Adams, Jr.	Chief Financial Officer of Atlantic Blue Group, Inc.	122 East Tillman Avenue, P.O. Box 1318, Lake Wales, Florida 33853
Bruce Bachman	VP Warehousing & Logistics of Atlantic Blue Group, Inc.	122 East Tillman Avenue, P.O. Box 1318, Lake Wales, Florida 33853
Ken Smith	VP Ag Operations of Atlantic Blue Group, Inc.	122 East Tillman Avenue, P.O. Box 1318, Lake Wales, Florida 33853
Yvonne Bunce	Corporate Secretary of Atlantic Blue Group, Inc.	122 East Tillman Avenue, P.O. Box 1318, Lake Wales, Florida 33853

Page 8 of 8 Pages

SCHEDULE 2-B

ALICO HOLDING, LLC

Managers

The name, present principal occupation, and business address of each manager of Alico Holding, LLC are set forth below.

Name	Principal Occupation	Business Address
Kristine Eppes	Office Manager of Alico Holding, LLC	2215-B Renaissance Drive, Suite 5 Las Vegas, Nevada 89119
JD Alexander	President of Atlantic Blue Group, Inc.	122 East Tillman Avenue, P.O. Box 1318, Lake Wales, Florida 33853
Yvonne Bunce	Corporate Secretary of Atlantic Blue Group, Inc.	122 East Tillman Avenue, P.O. Box 1318, Lake Wales, Florida 33853
Ben R. Adams, Jr.	Chief Financial Officer of Atlantic Blue Group, Inc.	122 East Tillman Avenue, P.O. Box 1318, Lake Wales, Florida 33853